

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 16, 2024

Stephen Sills
Chief Executive Officer
Bowhead Specialty Holdings Inc.
1411 Broadway, Suite 3800
New York, NY 10018

> **Re: Bowhead Specialty Holdings Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed May 13, 2024**
> **File No. 333-278653**

Dear Stephen Sills:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Premiums, page 62

1.   We note your response to prior comment 2 and revised disclosure on page 64. You appear to have removed reference to other drivers previously noted, such as premium retention rates for existing business, the addition of new products, etc., while the revised discussion only addresses approximately half of the increase in gross written premiums experienced between the periods presented. Please revise your disclosures to also disclose and quantify any additional material drivers of period-over-period gross written premium increase. As it relates to the growth, quantify and disclose the growth attributed to each of your distribution channels. In this regard, we refer to your chart on page 86 disclosing that 33% and 67% of your gross written premiums are through Retail and Wholesale distribution channels, respectively, for the year ended December 31, 2023. Include similar updates to your discussion on page 61 for the three months ended March 31, 2024.

Underwriting, page 140

2.   We note your disclosure on page 141 that "[t]he underwriters have agreed to reimburse certain of our expenses in connection with the offering." Please revise this section to disclose the specific expenses that the underwriters have agreed to reimburse or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Dwight S. Yoo, Esq.